SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 Schedule 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                            Preferred Networks, Inc.
                                (Name of Issuer)

                     Common Stock, no par value per share
                           (Title of Class of Securities)

                                   73990510
                                 (CUSIP Number)

                             Thomas R. Stephens, Esq.
                       Bartlit Beck Herman Palenchar & Scott
                           511 Sixteenth Street Suite 700
                               Denver, Colorado 80202
                                   (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    March 17, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))

                           Page 1 of 10 Pages

CUSIP No.  73990510       13D            Page     2     of    10     Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Saugatuck Capital Company Limited Partnership III


      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)
                                                       (b)

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               WC


      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           2,813,534

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                          0

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                         2,813,534

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                            0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,813,534

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               15.6%

     14        TYPE OF REPORTING PERSON*

               PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  73990510           13D           Page     3     of     10      Pages


      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Greyrock Partners Limited Partnership

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)
                                                       (b)

      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               WC


      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           2,813,534

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                          0

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                         2,813,534

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                            0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,813,534

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               15.6%

     14        TYPE OF REPORTING PERSON*

               PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 10 of 10 Pages


                             Introductory Statement

                  This amended statement on Schedule 13D relates to the Common Stock, no par value (the "Shares"), of Preferred Networks, Inc., a Georgia corporation (the "Company"). Items 3, 4, 5, 6 and 7 of this statement, previously filed by Saugatuck Capital Company Limited Partnership III, a Delaware limited partnership ("Saugatuck III"), and Greyrock Partners Limited Partnership, a Delaware limited partnership ("Greyrock") (collectively, the "Reporting Persons"), by virtue of the relationships described previously in this statement, is hereby amended as set forth below.


Item 3.  Source and Amount of Funds or Other Consideration.

                  No change except for the addition of the following:

                  The total amount of funds required by the Reporting Persons to acquire the shares of the Class B Redeemable Preferred Stock (the "Class B Shares") and the Company's warrants to acquire common stock (the "1998 Warrants") described in Item 5(c) was $579,307.50. Such funds were provided by Saugatuck III's capital obtained from private investors.

                  The Reporting Persons understand that the unvested and restricted Shares held by Richard Campbell, as reported in Item 5(a), were acquired by such person in consideration of his service as a director of the Company.


Item 4.  Purpose of Transaction.

                  No change except for the addition of the following:

                  Saugatuck III acquired the Class B Shares and 1998 Warrants reported in Item 5(c) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Class B Shares and 1998 Warrants, the effective yield on the Class B Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase Class B Shares and/or 1998 Warrants, dispose of all or a portion of the Class B Shares and/or 1998 Warrants that it holds, or cease buying or selling Class B Shares and/or 1998 Warrants. Any such additional purchases or sales of the Class B Shares and/or 1998 Warrants may be in open market or privately-negotiated transactions or otherwise.

                  On March 17, 1998, Saugatuck III entered into a Class B Redeemable Preferred Stock Purchase Agreement (the "Class B Purchase Agreement") with the Company and certain other investors pursuant to which Saugatuck III acquired, for an aggregate purchase price of $579,307.50, 386,205 Class B Shares, and 391,032 1998 Warrants.

                  The Class B Shares are entitled to a liquidation preference of $1.50 per share plus accrued dividends. Dividends on the Class B Shares will accrue on the liquidation preference at the rate of 15% per annum, compounded annually, in preference to any dividends on the Shares and any other class ranking junior to the Class B Shares. The Class B Shares will be entitled to one vote per share and will be entitled to vote together with the common stock on matters submitted to a vote of the Company's stockholders. In addition, the Class B Shares will be entitled to a class vote on certain matters, including without limitation repurchases of common stock, material changes in the Company's line of business, entering into any merger, consolidation or amalgamation, sale of all or substantially all of the Company's assets, acquisitions of more than $5,000,000, and incurring certain indebtedness. The Class B Shares are redeemable at any time by the Company at a price equal to $1.50 plus accrued dividends, and each holder of Class B Shares may require that its Class B Shares be redeemed at any time after March 17, 2003 or earlier in certain circumstances. The holders of Class B Shares are entitled to preemptive rights in connection with any new issuance of equity securities by the Company in a private placement. In addition, the holders of Class B Shares are entitled to elect one director.

                  Each 1998 Warrant permits a holder to acquire, at any time during the five year period commencing on March 17, 1998, one share of the Company's common stock, no par value (the "Shares") for an exercise price of $1.50 per Share, subject to adjustment as provided in the form of the 1998 Warrant. Payment of the exercise price may be made in cash, debt or equity securities of the Company, or by withholding from the Shares otherwise to be delivered upon exercise a number of Shares which have a value equal to the exercise price. Under some circumstances the holders of the 1998 Warrants may be required to exercise the 1998 Warrants prior to their expiration.

                  Pursuant to the Class B Purchase Agreement, Saugatuck III and the Company and certain other stockholders of the Company amended the Registration Rights Agreement dated as of June 21, 1995, among such persons, as amended (the "1998 Registration Rights Amendment"), pursuant to which the holders of 1998 Warrants will have the right to exercise certain demand and piggyback registration rights with respect to, and, subject to certain restrictions, the Company will be required to register, the Shares obtainable upon exercise of the 1998 Warrants.

                  Pursuant to the Class B Purchase Agreement, the Company, among other things, (i) made certain representations and warranties to the investors acquiring Class B Shares and 1998 Warrants, (ii) agreed to provide such investors with certain inspection and information rights, and (iii) agreed to reimburse such investors for certain expenses.

                  The foregoing summaries of the Class B Purchase Agreement, the rights and preferences of the Class B Shares, the terms of the 1998 Warrants and the 1998 Registration Rights Amendment are qualified in their entirety by reference to the Class B Purchase Agreement attached hereto as Exhibit 9, the rights and preferences of the Class B Shares attached hereto as Exhibit 10, the form of the 1998 Warrant attached hereto as Exhibit 11, and the 1998 Registration Rights Amendment attached hereto as Exhibit 12, respectively.

                  Mr. Campbell holds the restricted Shares described in Item 5 of this Statement for investment only. Depending upon his evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Mr. Campbell may from time to time purchase Shares, dispose of all or a portion of the Shares he holds, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

                  Except as described in this Item 4, none of the Reporting Persons nor any of the Saugatuck Partners has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

                  No change except for the addition of the following:

                  (a) Saugatuck III is the direct beneficial owner of 1,042,502 Shares, 1,380,000 warrants issued in 1997 and 391,032 1998 Warrants (collectively, the "Warrants"), or approximately 15.59% of the sum of (i) the 16,270,028 Shares deemed outstanding as of March 17, 1998, according to information received from the Company, plus (ii) such Warrants. By virtue of the relationships previously reported in this Statement, Greyrock may be deemed to have indirect beneficial ownership of the Shares and Warrants directly beneficially owned by Saugatuck III.

                  Richard Campbell holds 12,500 unvested Shares, or less than 1% of the Outstanding Shares. Such Shares are held on behalf of Saugatuck Associates II, Inc. ("Saugatuck Associates"). Such Shares are subject to certain vesting restrictions and were issued to Mr. Campbell in connection with his services to the Company as a director. Mr. Campbell disclaims beneficial ownership of such Shares, and Saugatuck Associates may be deemed to have indirect beneficial ownership of such Shares.

                  (b) Saugatuck III has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships previously described in this Statement, Greyrock may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by Saugatuck III.

                  Mr. Campbell has the power to vote the Shares held directly by him, and the power to direct disposition of vested Shares directly held by him. Under the restrictions applicable to such Shares, unvested Shares are not transferable.

                  (c) On March 17, 1998, Saugatuck III acquired the Class B Shares and 1998 Warrants described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $579,307.50.

                  On March 17, 1998, Richard Campbell was appointed as a director of the Company and was granted 12,500 restricted Shares in connection with his service to the Company as a director, or less than 1% of the Outstanding Shares. Such Shares are subject to certain vesting restrictions.

                  Except as set forth above, none of the Reporting Persons or the Saugatuck Partners has effected any transaction in the Shares during the past 60 days.

                  (d) Saugatuck III has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares and Warrants held by it, and, by virtue of the relationships previously reported in this Statement, Greyrock has the power to direct receipt of dividends from, and the proceeds from the sale of, the Shares and Warrants held by Saugatuck III.

     Mr. Campbell has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Shares directly held by him.
                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  No change except for the addition of the following:

                  The  information  included  under Item 4 of this  statement on
Schedule 13D in connection with the Class B Purchase Agreement, the Class B Shares, the 1998 Warrant and the 1998 Registration Rights Amendment is hereby incorporated in its entirety by this reference.

                  Other than set forth above, neither any of the Reporting Persons nor any of the Saugatuck Partners has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                  The unvested Shares held by Mr. Campbell are subject to certain restrictions set forth in a Director's Restricted Stock Agreement. The foregoing summary of such agreement is qualified in its entirety by referenced to the form of the Directors Restricted Stock Agreement attached as Exhibit 13 to this Statement.


Item 7.  Material to be Filed as Exhibits.

                  No change except the addition of the following:

                  Exhibit 9. Class B Redeemable Preferred Stock Purchase Agreement dated as of March 17, 1998 among Alta Communications IV, Alta Comm S By S, LLC, Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership, certain other investors and Preferred Networks, Inc., incorporated by reference to Exhibit 10 to amendment number 1 to the Schedule 13D filed by Centennial Fund IV, L.P. in connection with the common stock of Preferred Networks, Inc. on March 23, 1998.

                  Exhibit 10. Articles of Amendment setting forth the rights and preferences of the Class B Redeemable Preferred Stock of Preferred Networks, Inc., incorporated by reference to Exhibit 11 to amendment number 1 to the Schedule 13D filed by Centennial Fund IV, L.P. in connection with the common stock of Preferred Networks, Inc. on March 23, 1998.

                  Exhibit 11. Form of Common Stock Purchase Warrant to be issued pursuant to the Class B Redeemable Preferred Stock Purchase Agreement dated as of March 17, 1998 among Alta Communications IV, Alta Comm S By S, LLC, Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership, certain other investors and Preferred Networks, Inc., incorporated by reference to Exhibit 12 to amendment number 1 to the Schedule 13D filed by Centennial Fund IV, L.P. in connection with the common stock of Preferred Networks, Inc. on March 23, 1998.

                  Exhibit 12. Form of Amendment to Registration Rights Agreement dated June 21, 1995 among Alta Communications IV, Alta Comm S By S, LLC, Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 13 to amendment number 1 to the Schedule 13D filed by Centennial Fund IV, L.P. in connection with the common stock of Preferred Networks, Inc. on March 23, 1998.

                  Exhibit  13.  Form  of  Director's   Restricted   Stock  Award
                  Agreement  between  Preferred   Networks,   Inc.  and  Richard
                  Campbell, incorporated by reference to Exhibit 2 to the Statement on Schedule 13D filed on April 21, 1997, by Centennial Fund IV, L.P. and certain other investors in connection with common stock of Preferred Networks, Inc.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 26, 1998      /s/ Barbara E. Parker
                           Barbara E.  Parker,  as general  partner of
                           Greyrock  Partners,  general  partner of  Saugatuck
                           Capital Company Limited Partnership III